SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                              ---------------------------

                                    SCHEDULE 14D-1
                                TENDER OFFER STATEMENT

        (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)
                                  (Final Amendment)
                                         and
                                     Amendment**
                                          to
                                     SCHEDULE 13D

                           FORUM RETIREMENT PARTNERS, L.P.
                              (Name of Subject Company)

                                  FORUM GROUP, INC.
                                       (Bidder)

Preferred Depositary Units Representing
 Preferred Limited Partners' Interests                  349 851 105
      (Title of Class of Securities)      (CUSIP Number of Class of Securities)

                              ---------------------------

                                   Dennis L. Lehman
                  Senior Vice President and Chief Financial Officer
                                  Forum Group, Inc.
                               11320 Random Hills Road
                               Fairfax, Virginia  22030
                                    (703) 277-7000

    (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                      Copies to:

                               Robert A. Profusek, Esq.
                              Jones, Day, Reavis & Pogue
                                 599 Lexington Avenue
                              New York, New York  10022
                                    (212) 326-3800


 __________
**   This Schedule constitutes Amendment No. 12 to the Schedule  13D originally filed by Forum Group, Inc. on August 24, 1993.




                                  Page 1 of 8 Pages
                               Exhibit Index on Page 7

 CUSIP No. 349 851 105       14D-1         Page 2 of 8 Pages



 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Forum Group, Inc.

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                         (b) [X]

 3 SEC USE ONLY

 4 SOURCE OF FUNDS*

   WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(e) or 2(f)                            [ ]

 6 CITIZENSHIP OR PLACE OR ORGANIZATION

   Indiana

 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   12,035,312

 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
   CERTAIN SHARES*                                           [ ]

 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

   78.7%

10 TYPE OF REPORTING PERSON

   CO


            *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 349 851 105                14D-1           Page 3 of 8 Pages


 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Forum A/H, Inc.

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                         (b) [X]

 3 SEC USE ONLY
 4 SOURCE OF FUNDS*

   AF WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(e) or 2(f)                            [ ]

 6 CITIZENSHIP OR PLACE OR ORGANIZATION

   Delaware

 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   12,035,312

 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
   CERTAIN SHARES*                                           [ ]

 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

   78.7%

10 TYPE OF REPORTING PERSON

   CO


            *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Final Amendment supplements and amends the Schedule 14D-1 Tender Offer Statement and amendment to Schedule 13D, as previously supplemented and amended (the "Schedule 14D-1"), relating to a tender offer by Forum Group, Inc., an Indiana corporation (the "Purchaser"), to purchase any and all of the outstanding preferred depositary units (the "Units") representing preferred limited partners' interests in Forum Retirement Partners, L.P., a Delaware limited partnership, at $2.83 per Unit, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated October 2, 1995, the Supplement dated October 16, 1995 to the Offer to Purchase, the Supplement dated November 1, 1995 to the Offer to Purchase, and the related Letter of Transmittal (which together constitutes the "Offer").


Item 5.   Purpose of the Tender Offer and Plans and Proposals of the Bidder.

      Item 5 of the Schedule 14D-1 is hereby supplemented and amended by adding the following:

      The Purchaser may at any time, depending upon market conditions and other factors, acquire additional Units or take other action with respect to the Partnership or any of its securities in any manner permitted by law, including the acquisition of additional Units in open-market purchases, in privately negotiated transactions, in another tender or exchange offer or other form of business combination, or otherwise. There can be no assurance as to whether any such transaction or action will be consummated or taken or as to the possible timing or terms thereof.

Item 6.   Interest in Securities of the Company.

      Item 6 of the Schedule 14D-1 is hereby supplemented and amended by adding the following:

      (a)-(b) The Offer expired on December 1, 1995, at 12:00 Midnight, New York City time. On December 2, 1995, the Purchaser notified American Stock Transfer & Trust Company, the depositary for the Offer, of its acceptance for payment of, and thereby purchased, all Units validly tendered pursuant to the Offer and not withdrawn prior to the expiration thereof. On December 4, 1995, the Purchaser issued a press release (the "Press Release") in which it disclosed that, as of the expiration of the Offer, 2,607,521 Units had been validly tendered and not withdrawn. A copy of the Press Release is filed as Exhibit
(a)(15) hereto and is incorporated herein by reference. As a result of the purchase of Units pursuant to the Offer, the Purchaser beneficially owns 12,035,312 Units, or approximately 78.7% of the total number of Units outstanding. The number of Units accepted for payment is based on a preliminary count and includes Units subject to guaranteed delivery procedures.

Item 11.  Material to be Filed as Exhibits.

      Item 11 of the Schedule 14D-1 is hereby supplemented and amended by adding the following exhibits:

      (a)(15)Text of Press Release issued by the Purchaser on December 4, 1995.

                                      SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  December 4, 1995

                               FORUM GROUP, INC.


                               By    Troy B. Lewis
                               ---------------------------------
                               Troy B. Lewis,
                               Attorney-in-Fact*

                              *Pursuant to a Power of Attorney previously
                               filed with the Securities and Exchange Commission

                                     SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 1995


                             FORUM A/H, INC.


                             By  Troy B. Lewis
                               ---------------------------------
                               Troy B. Lewis,
                               Attorney-in-Fact*

                              *Pursuant to a Power of Attorney previously filed
                               with the Securities and Exchange Commission

                                  INDEX TO EXHIBITS


                                                           Sequentially
Exhibits                                                     Numbered
--------                                                       Page
                                                             --------

            Text of Press Release issued by the Purchaser on
 (a)(15)    December 4, 1995  . . . . . . . . . . . . . . .       8





















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